1st quarter report for the 3 months
ended March 31, 2008

1st quarter report 2008

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS;
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS, unless otherwise stated)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the three months ended March 31, 2008.

The following Management Discussion and Analysis dated May 15, 2008 should be read in conjunction with the Company’s consolidated financial statements for the three months ended March 31, 2008 as well as the reference to forward-looking statements within this report. All results in this report are presented in US dollars, unless otherwise indicated.

All Basic and diluted earnings (loss) per share figures have been adjusted in the following financial results to reflect a 10:1 share consolidation which was completed May 5, 2005.

Overview

Based in Vaughan, Ontario, Clearly Canadian Beverage Corporation markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed primarily in the United States and Canada. Since its inception, the Clearly Canadian brand has sold over 2 billion bottles worldwide. Clearly Canadian’s acquisition of DMR Food Corporation and My Organic Baby Inc. marked the Company’s debut into organic and natural products and organic baby food, with a wide range of dried fruit and nut snacks offerings from SunRridge Farms, Naturalife, Sweet Selections, Simply by Nature, Glengrove Organics brands, and wide range of organic baby products for toddlers under the name My Organic Toddler and My Organic Baby. We believe that the health focussed nature of our beverage, baby products and snack product lines complement each other and will provide opportunities for synergy in marketing and distribution in the future.

Our beverage products are considered “alternative” beverages, a category which became identifiable in the mid-1980s. Alternative beverages are distinguishable from traditional soft drinks in that they generally contain natural ingredients, less sugar and calories, and less or no carbonation. Alternative beverages are traditionally seen as healthful, premium-priced and distinctively packaged.

We are focused on creating new alternative beverage brands, developing product extensions and reformulations for existing brands and strengthening the distribution network for our products. In so doing, we have attempted to expand the availability of our existing products and to diversify our alternative beverage product line offerings.

During the year ended December 31, 2006 we repackaged and reformulated our sparkling flavoured water product lines and developed and introduced a new line of non-carbonated, functional beverages under the name Clearly Canadian Natural Enhanced Waters. We continue to develop beverage product extensions in an attempt to reverse the decline in our beverage sales and market share. To improve brand awareness of our products we have also obtained the right to utilize the name and likeness of Steve Nash, a two-time National Basketball Association MVP.

In addition to the rollout of our repackaged and reformulated sparkling, flavoured waters and our new Natural Enhanced Waters, we have, since the beginning of 2007, been transitioning our beverage distribution system from reliance on one large distribution network to a network consisting of a multitude of distributors who are independent of any major soft drink company. We are continuing to evaluate the potential to improve the exposure of our product at the retail level by investing in shelf placement fees with selected national retailers. While we believe all of these initiatives will result in renewed growth in our beverage business, it is still too early to make any trend assessment with respect to sales.

1st quarter report 2008

Recent Financing

On September 26, 2007, we completed a $9.36 million senior debt financing (the “Financing”) from institutional investors through the sale of senior convertible notes (the “Senior Convertible Notes”) and the issuance of five-year share purchase warrants to purchase 4,017,162 common shares (the “Series E Warrants” and the “Series F Warrants”). The 2,008,581 Series E Warrants are exercisable at an initial exercise price of $2.33 per share (subject to future adjustment) and the 2,008,581 Series F warrants are exercisable at an initial exercise price of $2.56 per share (subject to future adjustment).

We received net proceeds from the Financing of approximately $9 million, after payment of a 4% fee paid to Lane Capital Markets as placement agent in the Financing. In addition, we issued to Lane Capital Markets 500,000 share purchase warrants exercisable at an initial exercise price of $2.33 per share on the same terms as the Series E Warrants.

The primary features of the Senior Convertible Notes are (i) interest at 9% per annum for years 1-3 and at 18% per annum for years 4 and after, payable monthly in cash or, subject to volume and ownership limitations and in our discretion, common shares based on a 10% discount to the then-market price, (ii) convertible at any time by the holders at the conversion price (initially $2.33 per share, subject to future adjustment), (iii) during years 1-2, provided the market price of our common shares is double the conversion price, we can, subject to volume and ownership limitations, call the Senior Convertible Notes (iv) in year 3 and beyond, we can, subject to volume and ownership limitations, force conversion of the Senior Convertible Notes at the lower of the initial conversion price or at a 15% discount to the then-market price and so long as we are converting the Senior Convertible Notes, the interest rate remains at 9% and (v) in year 4 and beyond the Senior Convertible Notes can be called by the note holders.

In addition, the Senior Convertible Notes, and the Series E Warrants, Series F Warrants and the Lane Capital warrants, carry a full ratchet anti-dilution provision. If we issue any convertible or equity securities at any time in the future (subject to certain exceptions including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the applicable conversion price or exercise price, then the conversion price and exercise price will be automatically adjusted down to that lesser price. Any such adjustment will further dilute our shareholders. We are currently involved in a dispute with the note holders as to whether the full-ratchet anti-dilution provision has been triggered and whether we are obligated to adjust the conversion price of the Senior Convertible Notes and the exercise price of the Series E Warrants, Series F Warrants and the Lane Capital warrants to $0.46 per share. If the full-ratchet anti-dilution provision is determined to have been triggered, this will result in a significant additional number of shares issuable upon conversion of the Senior Convertible Notes and upon exercise of the Warrants.

We are required to pay liquidated damages in cash to the note holders if (i) a registration statement registering the common shares underlying the Senior Convertible Notes is not declared effective by the Securities and Exchange Commission on or before the January 23, 2008 (an “Effectiveness Failure”) (ii) after a registration statement has been declared effective by the Securities and Exchange Commission, sales of “registrable securities” cannot be made by a note holder (including because of a failure to keep a registration statement effective, to disclose such information as is necessary for sales to be made pursuant to such registration statement, to register a sufficient number of common shares or to maintain the listing of the common shares) (a “Maintenance Failure”).

The amount of liquidated damages is calculated as follows: (A) 2% of the aggregate purchase price paid for the Senior Convertible Notes, the Series E Warrants and the Series F Warrants on each of the following dates: (i) the day of an Effectiveness Failure; (ii) the initial day of a Maintenance Failure; (iii) on the 30th day after the day of an Effectiveness Failure (pro rated for periods totalling less than 30 days); and (vi) on the 30th day after the initial day of a Maintenance Failure (pro rated for periods totalling less than 30 days) and (B) 1% of the aggregate purchase price paid for the Senior Convertible Notes, the Series E Warrants and the Series F Warrants on each of the following dates: (i) on every 30th day following the 31st first day following such Effectiveness Failure (pro rated for periods totalling less than 30 days) until such Effectiveness Failure is cured; and (ii) on every 30th day following the 31st day following such Maintenance Failure (pro rated for periods totalling less than 30 days) until such Maintenance Failure is cured. In the event we fail to timely make these liquidated damages payments, these amounts will bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full.

1st quarter report 2008

The registration statement relating to the Senior Convertible Notes may not be declared effective by the Securities and Exchange Commission until 120-150 days after the registration deadline of January 23, 2008. To date we have paid approximately $187,200 to the note holders due to the Effectiveness failure. The total amount of liquidated damages payments will depend on the actual effective date of the registration statement and may be more or less than our estimated amount.

As result of the recent financing, we will be able to expand the execution of our growth plan and to fulfill our commitment to deliver consumers healthier choices, and increase our gross revenue, gross margins and net profit. The liquidated damages will impact our net profit if the registration statement is not declared effective by January 23, 2008 and will continue to impact our net profit until registered and declared effective.

With the completion of our private placements of equity stock in 2006 and 2007, the Financing and our acquisitions of DMR and MOB, for the three months ended March 31,2008, we have cash on hand of approximately $ 5,446,000 (compared to $ 6,676,000 at the end of Q1-2007). We anticipate that it is likely we will continue to have a negative cash flow on operations for the balance of 2008 on a consolidated basis. Any major marketing initiatives will increase our cash requirements. Accordingly, management may be required to seek additional financing from the sale of stock if our current marketing and distribution plans do not indicate an imminent self-sustaining level of operations.

Operating Results

Three months ended March 31, 2008 (“Q1-2008”) compared with three months ended March 31, 2007 (“Q1-2007”)

Sales were $2,496,000 for the three months ended March 31, 2008 compared with $1,467,000 for the three months ended March 31, 2007, an increase of 70% or $1,029,000. The overall increase in sales was a result of the addition of $522,000 in sales from our snack products division (acquired in February, 2007 through the purchase of DMR Food Corporation) and $836,000 in sales from our organic baby product division (acquired May, 2007 through the purchase of My Organic Baby, Inc.). Sales from our beverage division were $590,000 in Q1-2008 compared with $919,000 in Q1-2007, a decrease of $329,000. The decrease in beverage sales is attributable to the decline in sales of our 14oz flavoured sparkling water due to the increase in competition and product alternatives in the marketplace. Our sales are also affected by the timing of orders of our non carbonated water from a major customer.

Cost of sales expenses were $2,140,000 for Q1-2008 compared with $1,111,000 for Q1-2007, an increase of $1,029,000. The net of sales less cost of sales, being the gross profit margin percentage, decreased to 14.2% for Q1-2008 from 24.3% for Q1-2007, a decrease of 10.1% . The decrease in gross profit margin is a result of a number of factors. First, lower margins can be attributed to the continued integration of our new healthy snack and organic baby product business units with our beverage units. The healthy snack unit has lower gross profit margin percentages than the other business units, however, it also has lower selling and marketing expenses associated with its business. Second, the all business units are experiencing higher costs in raw materials and increases in fuel surcharges resulting in increases in costs of good sold. Finally, there were also charges associated with obsolete inventory.

Selling, general and administrative expenses were $3,616,000 for Q1-2008 compared with $2,595,000 for Q1-2007, an increase of $1,021,000

1st quarter report 2008

	Three months ended March 31, 2008	Three months ended March 31, 2007	Increase (Decrease)
Remuneration and payroll cost	$2,838,000	$1,991,000	$847,000
Marketing programs and retail support	187,000	243,000	(56,000)
Professional fees	269,000	66,000	203,000
Investor relations and shareholder information	36,000	111,000	(75,000)
Insurance	56,000	44,000	12,000
Product Development	38,000	61,000	(23,000)
Management fees	-	-	-
Other general and administrative	192,000	79,000	113,000

Total Selling, General & Administrative expenses	$3,616,000	$2,595,000	$1,021,000

SG&A expenses excluding stock-based compensation	2,089,000	$1,881,000	($208,000)
Portion of total stock-based compensation paid in shares	-	-	-
Portion of total stock-based compensation paid in options/warrants	1,527,000	714,000	813,000

After taking into account a non-recurring item of $415,000 relating to an acquisition consulting expenses and an increase in remuneration expense relating to the fair value of stock options granted which were vested in the period ending March 31, 2008, the cash remuneration expenses decreased in Q1-2008 by $34,000 compared to Q1-2007, even with the addition of our healthy snack and organic baby divisions. The Company, as part of its restructuring, continues to achieve efficiencies in management and administrative roles for all three divisions.

Marketing programs and retail support expenses related to our beverage division decreased in Q1-2008 compared to Q1-2007 as a result of the decline in sales in the beverage unit, which resulted in a decrease in marketing and retail support, offset by increase in new programs to promote our healthy snack food and organic baby products business units

The increase in professional fees is due to the regulatory filings for our recent financing. Excluding extraordinary professional fees relating to financings or acquisitions, we expect our professional fees going forward will continue to be approximately $75,000 per quarter.

The decrease in investor relations costs relates to a decrease in shareholder awareness initiatives.

The increase in insurance costs relates to coverage for additional business units- snack food and organic baby division offset by the decline in insurance costs relating to the beverage unit

The increase in product development costs relates to an increase in development of new products in the beverage unit to launch in 2008, which the Company did not have in Q1-2007.

Other general and administrative expense increased approximately $113,000 due mainly to the additions of the snack food and organic baby divisions, which the company did not have in Q1-2007.

The loss for the three months ended March 31, 2008 was $4,378,000 ($0.19 per share) compared with $2,181,000 for the three months ended March 31, 2007 ($0.12 per share). On a cash basis, and after taking into account non-cash items, non-recurring expenses and interest and penalties on our convertible notes, the loss for Q1-2008 was would have been $1,128,000 compared to a loss in Q1-2007 of $1,530,000. An analysis taking into account these additional items is as follows:

1st quarter report 2008

	Three months ended March 31,2008	Three Months ended March 31.2007
Earnings (Loss)	($4,378,000)	($2,181,000)
Add Non Cash Items
Stock Based Compensation (stock options)	1,527,000	714,000
Intangibles and Depreciation	296,000	-
Remuneration and Payroll Costs (non-recurring)	415,000	-
Interest Accretion	264,000	-
Earnings (Loss) after Non-Cash Items	($1,876,000)	(1,467,000)
Add Non Recurring Items
Professional Fees	194,000	-
Add Interest & Penalties on Convertible Notes (paid partially in cash and partially in stock)	643,000	-
Deduct Interest Income	(89,000)	($63,000)

Earnings (Loss) after non-cash, non-recurring items, interest and penalty expenses and interest income	($1,128,000)	($1,530,000)

Interest income represents interest the Company earns on its surplus cash reserves invested in short term bank interest earning deposits. Interest Income of $89,000 in Q1-2007 represents an increase of $26,000 over Q1-2007.

Selected Annual Information
($ in thousands, except per share data)
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Total revenue	$10,623	$7,462	$8,712
Net loss	12,796	8,247	6,069
Basic and diluted loss per share	0.63	0.82	1.06
Total assets	22,178	9,093	6,259
Long term debt	9,955	-	1,501
Cash dividends paid (Preferred Shares)	-	94	-

Total revenue has been reclassified in the above presentation for all comparative periods to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended March 31, 2008.

Amounts in Accordance with Canadian	2008	2007	2007	2007	2007	2006	2006	2006
GAAP (unaudited)	31-Mar	31-Dec	30-Sept	30-Jun	31-Mar	30-Dec	30-Sep	30-Jun
($ in thousands, except per share data)

Sales	2,496	2,848	3,312	2,996	1,467	1,065	2,022	2,673
Cost of sales	2,140	2,901	2,778	2,422	1,111	1,023	1,402	1,910
Gross profit	356	(53)	534	574	356	42	620	763
Selling, general and administrative
expenses	3,322	2,839	2,444	5,590	1,881	1,727	1,597	1,785
Amortization of property, plant and
equipment	296	22	38	6	6	(62)	18	28
Royalty	-	-	-	-	-	-	-	(66)
Interest Income	(89)	(108)	(64)	(84)	(63)	4	1	68
Other, interest, gains, losses and
writedowns	562	(312)	294	650	746	(256)	1,167	1,572
Net loss	(4,419)	(2,494)	(2,178)	(5,588)	(2,214)	(1,371)	(2,208)	(2,624)
Net loss per share	(0.19)	(0.11)	(0.10)	(0.29)	(0.12)	(0.11)	(0.19)	(0.27)

1st quarter report 2008

Weighted average shares outstanding	23,586,606	20,392,029	20,809,731	19,784,680	18,836,629	2,896,845	11,754,491	9,086,385

Total revenue has been reclassified in the above presentation for all comparative periods to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

Revenue has remained relatively consistent quarter over quarter after the acquisitions in Q1 & Q2 of 2007. Q4 revenue has decreased slightly due to the seasonality of the beverage business. Cost of Sales has also remained consistent except for the one time charges in Q4 due to obsolete inventory and a product recall. The company has not had a consistent trend in SG&A costs due to the integration of the acquisitions and professional fees associated with our recent financing and acquisitions.

Liquidity and Capital Resources

The Company improved its working capital position during the three months ended March 31, 2008 by issuing a total of 210,211 shares of common stock as follows:

i)	$113,000 interest payments to subordinated note holders were paid by issuing 210,211 shares.

During the three month period ended March 31, 2008 the Company decreased its cash position by $3,340,000 from $8,786,000 at December 31, 2007 to $5,446,000 at March 31, 2008.

We are continuing to evaluate various marketing initiatives and the potential of acquiring shelf space at national retailers. Should we decide to make investments of this nature we will be required to draw down our cash reserves accordingly unless additional equity can be raised. We have no significant other potential sources of financing such as term debt facilities available to us at this time.

At March 31, 2008, our liabilities relating to operations consisted primarily of operating bank loan indebtedness of, $199,000, accounts payable to suppliers and service providers of $3,288,000, and capital lease obligations of $168,000.

The Company's total contractual obligations at March 31, 2008 were $47,109,000 and were comprised of various types of debt instruments, including consulting contracts, and operating leases. See sections above entitled “Recent Financing” for further information.

	Payments Due by period (12 months ending) March 31
Contractual Obligations
($ in thousands, except per share	Total	2008	2009	2010	2011	2011	2012 and
data)							thereafter

Senior convertible note payable	40,103	842	842	1053	1684	1684	33,998
Subordinate convertible note
payable	6,802	221	221	221	221	221	5,697
Operating leases (office equipment
and premises)	204	40	57	57	50	-	-

Total Contractual obligations	47,109	1,103	1,120	1,331	1,955	1,905	39,695

At May 15, 2008, our issued share capital was comprised of the following:

  23,697,478 common shares;
  1,600,000 Variable Multiple Voting Shares.
  Nil Class A Preferred Shares.
  Nil Class B Preferred Shares

In addition, at May 15, 2008 there are 3,705,046 common shares issuable upon exercise of outstanding stock options at exercise prices ranging from $1.00 to $12.69 and 11,193,495 common shares issuable upon exercise of outstanding share purchase warrants at exercise prices ranging from $1.25 to $3.25 per share.

1st quarter report 2008

The Variable Multiple Voting Shares rank equally with the common shares with respect to dividends and rights on liquidation. With regard to voting, each Variable Multiple Voting Share entitles the holder thereof to 10 votes for each share held or such greater number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

V	=	LVS	x 10
CS
Where:
	V	=	the number of votes attaching to each issued Variable Multiple Voting Share
	LVS	=	the number of issued common shares, re-designated as Limited Voting Shares, other than common shares issued form time to time on conversion of the Company’s Class B Preferred shares.
	CS	=

the number of issued common shares as at March 16, 2006, which number shall be increased upon any subdivision and decreased upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation. The number of issued common shares at March 16, 2006 was 7,229,912

The total number of Variable Multiple Voting Shares issued is 1,600,000. The 1,600,000 Variable Multiple Voting Shares currently outstanding entitle BG Capital Group Ltd. to 39,740,407 votes at meetings of shareholders based on the above formula at May 15, 2008.

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. We recorded a loss of $4,083,000 for the three months ended March 31, 2008. Operations have been funded primarily from the issuance of capital stock, and we will likely continue to draw down our cash reserves for the foreseeable future until a self-sustaining level of sales is attained.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include the liquidation of non-core investments and pursuing equity and debt financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it may be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Finished Goods and Inventory

We value our finished goods at standard costs and our work in progress inventories at moving average costs. We assess the need for inventory write-downs based on its assessment of net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from our projections, an additional inventory write-down may be required.

Intangibles, Long-lived Assets and Goodwill

1st quarter report 2008

We assess the impairment of goodwill on an annual basis and identifiable intangibles and long lived-assets whenever event or changes in circumstance indicate that the carrying value may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to plan, a change in our business strategy, or significant negative industry or economic trends. When we believe that the carrying value of intangibles, long lived assets or goodwill may not be recovered based on the existence of one or more of the above indicators of potential impairment, we determine what impairment exists based on the fair value of the long lived asset as goodwill. At March 31, 2008 no impairment write-down was required.

Financial instruments

a) Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b) Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit evaluations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At March 31, 2008, three customers represented 46% (March 31, 2007 – two customers represented 34.0%) of total accounts receivable.

c) Interest rate risk

The Company’s short term bank credit facilities bear interest at U.S. prime plus 4% and CDN prime plus 1.25% . The company has long term interest bearing debt. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d) Foreign exchange rate risk

The majority of the Company’s revenues and selling costs, together with a material portion of its production costs are incurred in the United States and payable in US dollars. General and administration costs, together with a material amount of production costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Stock based compensation

The Company has stock-compensation plans, which are described in note 13 to the annual financial statements. (Note 12 to the First Quarter Report) The Company accounts for all stock-based payments granted to employees and non-employees on or after January 1, 2002, using the fair value based method as per CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments which requires entities to account for employee stock options using the fair value based method. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. Consideration paid by employees on the exercise of stock options is recorded as capital stock. Stock-based payments to non-employees are measured at the fair value of the consideration received and are recognized as the options are earned. Consideration paid for stock on exercise of stock options is credited to capital stock.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and the carrying value of and land and water sources. Actual results could differ materially from those estimates.

1st quarter report 2008

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2006 the Company adopted EIC-156 of the Canadian Institute of Chartered Accountants concerning Accounting by A Vendor for Consideration Given to a Customer (Including a Reseller of the Vendors Products). All sales incentives to direct or indirect customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives are accounted for as a reduction of revenue when recognized by the Company in its Statement of Operations. Sales and selling expenses for all comparative periods presented have been reclassified to reflect such expenses in accordance with EIC-156.

Recent Canadian Accounting Developments

The CICA issued four new accounting standards: Handbook Section 1530, Comprehensive Income ("Section 1530"), Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), Handbook Section 3865, Hedges ("Section 3865") and Handbook Section 3861, Financial Instruments - Disclosures which become effective for the Company for periods beginning on or after January 1, 2007.

Comprehensive income: Section 1530 introduces Comprehensive income which is comprised of Net income and Other comprehensive income and represents changes in Shareholders' equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income ("OCI") includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. Clearly Canadian’s Consolidated Financial Statements will include a Consolidated Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income ("AOCI"), will be presented as a new category of Shareholders' equity in the Consolidated Balance Sheet.

Financial instruments - recognition and measurement: Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively.

Changes in the fair values of derivative instruments will be recognized in net income, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

Hedges: Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net income. The change in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow

1st quarter report 2008

hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in net income. The amounts recognized in AOCI will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in net income.

Impact of adopting sections 1530, 3855, 3861 and 3865

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except to redefine amounts previously presented in shareholders’ equity as cumulative translation account to be accumulated other comprehensive loss. The adoption of these Handbook Sections had no impact on opening retained earnings.

Upon adoption of these new standards, on January 1, 2007, the Company designated its cash, cash equivalents, and short-term investments as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the three months ended March 31, 2008. The Company has not designated any financial liabilities as held-for-trading.

Financial Instruments and Other Instruments

The Company’s use of financial instruments and other instruments is limited to highly liquid short term investments whose fair values approximate their carrying value and trade accounts receivable and payable.

Risks associated with financial instruments are minimal as they are fixed rate and short term.

Legal Proceedings

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims are not likely to have a material adverse effect on the Company’s future operations or financial position.

Stock Exchange

The shares of the Company trade in the United States on the OTC Bulletin Board under the trading symbol “CCBEF”.

1st quarter report 2008

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level as of March 31, 2008 due to a material weakness discussed below. However, the material weakness will be remediated during the 2008 fiscal year.

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Internal Control over Financial Reporting

Management is responsible for certifying the design of our internal control over financial reporting as required by Multilateral Instrument 52-109 – “Certification of Disclosure in Issuers Annual and Interim Filings”. Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principals (GAAP). Our internal control over financial reporting includes those policies and procedures that establish the following:

•   maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;
•   reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP;
•   receipts and expenditures only being made in accordance with authorizations of management and the Board of Directors; and
•   reasonable assurance regarding prevention or timely detection of unauthorized collection, use or disposition of our assets that could have a material effect on the financial statements.

1st quarter report 2008

Management, under the supervision and with the participation of our Chief Executive Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

Our Independent Registered Public Accountants have not issued an attestation report on our internal control over financial reporting pursuant to the temporary rules of the U.S. Securities and Exchange Commission that permit us to provide only management's report for the year ended December 31, 2007.

A material weakness in internal control over financial reporting is defined by the Public Company Accounting Oversight Board’s Audit Standard No.5 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Also, the effectiveness of our internal control over financial reporting is subject to the risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate.

Our management identified a material weakness in that we do not have a formal Disclosure Committee. The purpose of the Disclosure Committee is to assist the Senior Officers in fulfilling their responsibility to oversee the accuracy, completeness and timeliness of the disclosures made by the Company. Due to a corporate reorganization which included changes within the Board of Directors, the relocation of the Vancouver office and subsequent changes in management, the Disclosure Committee was delayed until 2008. Although a formal process of a Disclosure Committee was not set up in 2007 (e.g. Minutes to meetings etc.) the Board of Directors, CEO and CFO do approve company disclosures. In 2008 a formal Disclosure Committee will be set up.

With the exception of the identification of the deficiency as discussed above, during the fiscal quarter ended March 31, 2008, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Note Regarding Forward-Looking Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.